[redacted]

RCVD SEC FW MAR 2'09 11:27

A.B 9/3

UNIT
SECURITIES AND E
09042366
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Street Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7000 Bee Aves Suite 300
(No. and Street)

Austin	TX	78746-8429
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Holland 512-923-3684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A.B 9/17

OATH OR AFFIRMATION

I, Kyle Holland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fifth Street Capital, LLC, as of ______, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JESSICA LANEY
Notary Public
STATE OF TEXAS
My Comm. Exp. March 18, 2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 27, 2009

Board of Directors
Fifth Street Capital, LLC
327 Congress Avenue
Austin , TX 78701

I have audited the accompanying balance sheet of Fifth Street Capital, LLC, as of December 31, 2008, and the related statements of income, retained earnings, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Fifth Street Capital, LLC as of December 31, 2008, and the results of its operations, reatined earnings, changes in members' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA

Fifth Street Capital, LLC
BALANCE SHEET
As of December 31, 2008

ASSETS

CURRENT ASSETS		
Cash In Bank	$	304.49
Cash in Bank		15,010.33
Investments		118,670.00
Total Current Assets		133,984.82
PROPERTY AND EQUIPMENT		
Equipment		13,134.00
Leasehold Improvements		1,500.00
Less: Accumulated Depreciation		(10,331.65)
Net Property and Equipment		4,302.35
TOTAL ASSETS	$	138,287.17

See Accountant's Audit Report

Fifth Street Capital, LLC
BALANCE SHEET
As of December 31, 2008

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 3,548.31
Total Current Liabilities	3,548.31
LONG-TERM LIABILITIES	
Total Liabilities	3,548.31
MEMBERS' EQUITY	
Contributed Capital	301,796.67
Accumulated Deficit	(167,057.81)
Total Members' Equity	134,738.86
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 138,287.17

Fifth Street Capital, LLC
STATEMENT OF INCOME

		12 Months Ended December 31, 2008
Revenues		
Commissions Earned	$	724.51
Other Income		361,763.33
Interest Income		9.41
Total Revenues		362,497.25
Operating Expenses		
Employee compensation and ben		156,465.00
Floor brokerage, exchange, and c		7,344.43
Communications and data proces		304.08
Occpancy		1,940.55
Other expenses		79,321.41
Total Operating Expenses		245,375.47
Operating Income (Loss)		117,121.78
Net Income (Loss)	$	117,121.78

See Accountant's Audit Report

Fifth Street Capital, LLC
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2008

	2008
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 117,121.78
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	1,600.65
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Other	3,773.00
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	2,573.48
Accrued Liabilities	0.00
Total Adjustments	7,947.13
Net Cash Provided By (Used in) Operating Activities	125,068.91
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Repayments	(1,200.00)
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(1,200.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	123,868.91
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,115.91
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 133,984.82

See Accountant's Audit Report

Fifth Street Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance at January 1, 2008	$ 301,796	$ (284,179)	$ 17,617
Net Income for the year ended December 31, 2008	-	117,122	117,122
Capital Transactions	-	(60)	(60)
Prior Period Adjustment	-	-	-
Balance at December 31, 2008	$ 301,796	$ (167,117)	$ 134,679

See Accountants' Audit Report

FIFTH STREET CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Fifth Street Capital, LLC (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is also a member of Financial Institution Regulatory Authority (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company operates as a Texas Limited Liability Company and has a sole member, Fifth Street Financial Corporation (the Parent.).

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Investments

The Company had invested $118,670 in Vincera, Inc., a closely held corporation.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Investment banking revenue is recorded as follows: underwriting management fees, financial advisory fees and sales commissions are recognized at settlement date and underwriting risk fees are recognized at the time the underwriting is complete (settlement date) and the income is reasonably determinable. Actual amounts received from the senior manager on underwriting transactions may vary from amounts originally recorded due to adjustments controlled by the senior manager. Adjustments to income from underwriting transactions are recorded in the period that the Company is notified by the senior manager.

Primary and secondary trade revenue is recognized on the settlement date whichever is applicable under the circumstances.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight line method over the estimated useful lives, principally five years. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109, Accounting for Income Taxes. Any resulting provision or benefit for income taxes is recorded as a receivable or payable to the Parent. Future benefits with respect to loss carryforwards that are expected to expire unused are offset by a valuation allowance.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital requirements of $5,000. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was .30 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

FIFTH STREET CAPITAL, LLC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE D – CORRESPONDENT AGREEMENT WITH CLEARING BROKER

The Company has adopted a Corporate Account Agreement with a clearing broker, authorizing trading in securities and permitting margin transactions. Additionally, a Fully Disclosed Correspondent Agreement has been executed between the Company and the clearing broker. As part of this agreement, and in compliance with the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a clearing deposit with the clearing broker in the amount of $5,000.

NOTE E– OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Furniture & Fixtures	7 years	$	13,134
Leasehold Improvements	7 years		1,500
			14,634
Less – accumulated depreciation			(10,331)
Total		$	4,303

Depreciation expense was $$1,600.65for the year December 31, 2008 and is included in the operating expenses in the accompanying statement of income.

NOTE G – CONCENTRATIONS

Fifth Street Capital, LLC had a small number of clients from which the vast majority of income was generated.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2008

Fifth Street Capital, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2008

Computation of Net Capital

Total Stockholder's equity:		$ 134,679.00
Nonallowable assets:		
Property and equipment	4,302.00	
Investments	118,670.00	122,972.00
Net allowable capital		$ 11,707.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 238.99
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 6,707.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 3,548.00
Percentage of aggregate indebtedness to net capital	30.30%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2008	$ 12,752.00
Adjustments:	
Change in Equity (Adjustments)	15.00
Change in nonallowable assets	(1,060.00)
NCC per Audit	11,707.00
Difference	$ (0.00)

Fifth Street Capital, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2008

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Stern Agee.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2008	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2008	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2008

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 27, 2009

Board of Directors
Fifth Street Capital, LLC
327 Congress Avenue
Austin, TX 78701

In planning and performing my audit of the financial statements and supplemental schedules of Fifth Street Capital, LLC for the year ended December 31, 2008, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

FIFTH STREET CAPITAL, LLC
Audit Report
December 31, 2008

Fifth Street Capital, LLC

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2008 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2008

FIFTH STREET CAPITAL, LLC
December 31, 2008

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